EXHIBIT 3.03--BYLAWS AMENDMENT OF THE REGISTRANT ADOPTED ON AUGUST 10, 1998.
----------------------------------------------------------------------------

ARTICLE FIVE, Section 13, Retirement/Resignation of Directors:

No person shall be nominated or elected to serve as a director who shall have attained the age of seventy (70) years during the calendar year preceding the annual meeting at which directors are to be elected. A director who attains the age of seventy (70) during such director's term of office shall be eligible to serve only until the annual meeting of shareholders of the corporation next following such director's seventieth birthday.

A director who no longer maintains a principal residence in the market area of the Corporation shall resign from the board of directors at the regular meeting of the board of directors next following such director's change in principal residence. The board of directors may, at its option, accept or reject such resignation.

A director whose principal occupation or profession has changed since the time of such director's most recent election to the board of directors, shall resign from the board of directors at the regular meeting of the board of directors next following such director's change in principal occupation or profession. The board of directors may, at its option, accept or reject such resignation.